December 19, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AudioEye, Inc.

Registration Statement on Form S-1 (File No. 333-213916)

Acceleration Request

Requested Date: December 21, 2016

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, AudioEye, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-213916) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Jenifer R. Smith of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jenifer R. Smith of DLA Piper LLP (US) at 512-457-7037. Thank you for your assistance.

Very truly yours,

/s/ Dr. Carr Bettis
Dr. Carr Bettis
President Executive Officer

/s/ Todd Bankofier
Todd Bankofier
Cheif Executive Officer

Cc:	Jenifer R. Smith (DLA Piper LLP (US))